Independent Accountants'
Report


To the Board of Trustees of Smith Barney Adjustable Rate
Government
Income Fund and Securities and Exchange Commission:

We have examined management's assertion about Smith Barney Adjustable Rate Government Income Fund's (the "Fund") compliance with the requirements of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of September 30, 1997 and for the period from May 31, 1997 (the date of our last examination) through September 30, 1997, included in the accompanying Management Statement regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund['s compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 1997 and for the period from May 31, 1997 through September 30, 1997, with respect to securities transactions, without prior notice to management:

    Count and inspection of all securities located in the vault of Bankers Trust in New York without prior notice to management.

    Agreement of all securities reported by the Fund's records to PNC Bank (the "Custodian") records as of September 30, 1997;

    Confirmation of all short sales, futures and reverse repurchase agreements shown on the Fund's accounting records as of September 30, 1997 with respective counterparties and agreement of underlying collateral with Custodian records;

    Confirmation of all trades shown as pending on the Fund's accounting records as of September 30, 1997 with respective counterparties and verification of such trades with Custodian records;





    Review of  PNC Bank's Report on Policies and Procedures
  Placed in Operation and Tests of Operating Effectiveness Pertaining to Custody Services ("SAS 70 Report") for the period January 1, 1996 to December 31, 1996 and noted no exceptions reported in the areas of Asset Safekeeping, Security Transaction Processing, Asset Maintenance and Computerized Information Systems;

     Representation from the Custodian that all control policies and procedures as detailed in PNC Bank SAS 70 Report identified in the prior paragraph, have remained in operation and functioned adequately from January 1, 1997 through September 30, 1997; and

    Tests of selected security transactions since the date of our last report.



We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with the specified requirements.

In our opinion, management's assertion that Smith Barney
Adjustable Rate Government Income Fund was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment
Company Act of 1940 as of September 30, 1997 and for the period from May 31, 1997 through September 30, 1997 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Smith Barney Adjustable Rate Government Income
Fund and the Securities and Exchange Commission and should not be used for any other purpose.





November 12, 1997
            SMITH BARNEY MUTUAL FUNDS MANAGEMENT INC.
         388 Greenwich Street, New York, New York 10013


November 12, 1997


Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940


We, as members of management of Smith Barney Adjustable Rate Government Income Fund ("the Fund") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies", of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Fund' s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 1997 and for the period from May 31, 1997 through September 30, 1997.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 1997 and for the period from May 31, 1997 through September 30, 1997, with respect to securities reflected in the investment accounts of the Fund.



Smith Barney Adjustable Rate Government Income Fund




Thomas M. Reynolds
Controller